

3676 W. California Ave., Bldg. D
Salt Lake City, UT 84104-6515

March 2, 2004

Dear NBO Shareholder,

**We are announcing
NBO System Inc.'s Annual Shareholder Meeting
at the**

**Hard Rock Café Hotel and Casino
4455 Paradise Road
Las Vegas, NV**

**Monday - May 24, 2004
2:30 PM**

<u>This meeting is not open to the general public. We are permitting only shareholders of record on the record date and their spouses to attend</u>**. We will require identification at the door.**

You are responsible for your own travel arrangements and accommodations. However, we have reserved a limited number of rooms at the Las Vegas Hilton for Sunday, May 23rd and Monday, May 24th for our shareholders and their families. We have arranged for a discount on the cost of the rooms to you based on a block booking. Reserved rooms at the Las Vegas Hilton are on a first-come, first served basis.

We respectfully request that you RSVP to Ms. Diane Powers, Director of Shareholder Relations at 801-887-7000 x122 or dpowers@nbo.com no later than March 31, 2004.

This shareholder meeting is scheduled in conjunction with the largest trade show in the country for our industry called the ICSC – The International Council of Shopping Centers, being held at the Las Vegas Convention Center (next door to the Las Vegas Hilton) from Sunday, May 23rd through Wednesday, May 26, 2004. We invite you to stop by our booth (#347 & #349) at the Convention Center to see first-hand our latest products and services.

We are very excited to provide a forum for our valued shareholders to meet, mingle and hear about our developments and the business plan going forward.

On February 6, we notified the Securities and Exchange Commission ("SEC") of a change in fiscal year end from March 31 to December 31. We are required to file our annual audit report within 90 days of the end of the fiscal year. Accordingly, we will file our audited annual report for the transitional period ended December 31, 2003 by March 30, 2004 with the SEC. This filing enables us to provide updated financial and business development results in time for the shareholder meeting.

We will present an update of our operations; financial condition and business plan at the shareholder meeting. A question and answer session will follow the presentation.

If you are unable to attend the meeting, a digital copy of the meeting will be made available on our website (www.nbo.com) shortly thereafter.

We will discuss and vote on a number of business matters. We are sending to shareholders of record on the record date *proxy materials via the U.S. mail*. We will include with the proxy the exact time, date and location of the shareholder meeting. We encourage you to review the proxy materials and the voting matters carefully.

You may vote on the items set forth in the proxy materials in person, or by proxy if you are unable to attend in person. We are providing instructions in the proxy mailing you will receive.

We look forward to seeing you there !!

Very truly yours,

Keith A. Guevara
President, CEO and Chairman

Important Information: We encourage you to read the definitive proxy statement when it becomes available, as it will contain important information about NBO. You may access for free our proxy statement when it becomes available and other relevant documents that we file with the SEC at the SEC's web site (www.sec.gov). The proxy statement will also be available on our web site (www.nbo.com). NBO and its executive officers and directors may be deemed under the SEC rules to be participants in the solicitation of proxies from NBO's shareholders in connection with this letter. Information regarding the security ownership and other interests of NBO's executive officers and directors will be included in the definitive proxy statement when it is filed with the SEC.